Exhibit 21.1

Subsidiaries of Registrant

Company	State of Incorporation or Formation
Integris Metals, Inc.	New York
Integris Metals, Limited	Canada
Permamet, Inc.	Delaware
Steelcraft, Inc.	Illinois
Integris Metals Mexicana, S.A. de C.V.	Mexico
2311 Horseshoe Way, Inc.	Canada
862809 Ontario, Inc.	Canada